(Excerpt Translation)


                                                                    May 20, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in April 2005 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of warrants to             (0 shares)
    subscribe for shares)

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,609,997,492 shares
    Current Month

2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to                JPY 600,000,000
    the outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally                           JPY 0
    allotted to the warrants exercised during the Current Month

    Aggregate face value of the bonds as alloted to              JPY 600,000,000
    the outstanding warrants at the end of the Current Month

Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from                  (0 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred                (JPY 0)
    from treasury shares)

3. Stock acquisition rights exercised

Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights

(1) Number of shares

    Total number of shares delivered during the                    12,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from             (12,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month             JPY 35,496,000

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred       (JPY 35,496,000)
    from treasury shares)